UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549



                                    SCHEDULE 13G

                                    made on January 23, 2012.


                                    Under the Securities Exchange Act of 1934


                              Issuer-Comdisco Holding Company, Inc.

                            Securities Class-common

                                         CUSIP Number-200334100

                             Event  Requiring Filing -December 31, 2011

                              Filed pursuant to Rule 13d-1(b)

                             CUSIP  Number 200224100

                              Reporter- Horizon Kinetics LLC
                              Tax ID#45-0642972

                               Place of Organization-Delaware

                                Number of Shares-sole voting power-281,225
                                Sole dispositive power-281,225
                                Amount beneficially owned-281,225


                                Percent of Class represented by above-6.98%

                                 Type of Reporting Person-HC

Name of Issuer-Comdisco Holding Company, Inc.
Address of Issuer-5600 NOrth River Road, Suite 800, Rosemont, Illinois 60018

Name of Person Filing-Horizon Kinetics LLC
Address -470 Park Avenue South, 4th Floor South, NY, NY, 10016
Citizenship-Delaware
 Securities Class-common stock

Filing re Section 240.13d-1(b) by investment adviser under Section 240.13d-1(b)(1)(ii)(E).
Amount beneficially owned-281,225
Percent of class-6.98%
sole voting power-281,225
shared power to vote or direct the vote-0
sole power to dispose/direct the disposition-281,225
shared power to dispose/direct the disposition-0

Reporter-Kinetics Asset Management, LLC
Tax ID #13-3878346
Place of Organization-Delaware
Number of Shares-sole voting power-201,960
sole dispositive power-201,960
amount beneficially owned-201,960
percent of class represented by above-5.01% type of reporting person-IA

Name of Issuer-Comdisco Holding Company, Inc.
Address of Issuer-5600 River Road, Suite 800, Rosemont, Illinois 60018 Name of Person Filing-Kinetics Asset Management, LLC
Address-470 Park Avenue South, 4th Floor South, NY, NY 10016
Citizenship-Delaware
Securities Class-common stock
Filing re Section 240.13d-1(b) by investment adviser under Section 240.13d-1(b)(1))ii) (E)
Amount beneficially owned-201,960
percent of class 5.01%
sole voting power-201,960
shared power to vote or direct the vote-0
sole power to dispose/direct the disposition-201,960
shared power to dispose/direct the dispostion-0


Certification pursuant to Section 240.13d-1(b):
 By signing below I certify that, to the
best of my knowledge and belief, the securities referred to above were not acquired and
are not held for the purpose of or with the effect of
 changing or influencing the control of
the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of
 my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date-January 23, 2012
Signature-Andrew M. Fishman
Title-Associate General Counsel

EXHIBIT A
This joint filing agreement dated January 23, 2012 is by and among Horizon Kinetics LLC and Kinetics Asset Management, LLC
("the Filing Persons").
Each of the filing persons may be required to file with the United States Securities and Exchange Commission a statement on Schedule G with respect to the common stock of Texas Pacific Land Trust beneficially owned by them from time to time.
Pursuant to and in accordance with Rule 13(d)(1) (k) promulgated under the Securities Exchange Act of 1934, as amended, the Filing Persons hereby agree to file a single statement on Schedule G and any amendments thereto on behalf of each such parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.
This joint filing agreement may be terminated by any of filers upon one week's written notice or such lesser period of notice as the Filing Persons many mutually agree.

Horizon Kinetics LLC and Kinetics Asset Management,LLC by Andrew M. Fishman, Associate General Counsel of each.
January 23, 2012